Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 13 DATED JANUARY 5, 2007
TO THE PROSPECTUS DATED JUNE 19, 2006

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 19, 2006 (the “Prospectus”), prospectus supplement No. 11 dated December 19, 2006 (which superseded and replaced all prior supplements to the Prospectus), and No. 12 dated December 27, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To provide an update on the status of our current public offering;

B. To describe the potential acquisition by us of a property located in Toronto, Canada; and

C. To describe the acquisition by us of a property located in Redmond, Washington.

A. Status of our Current Public Offering

As of December 29, 2006, we received gross proceeds of approximately $279.9 million from the sale of approximately 27.0 million of our common shares in our current public offering, including approximately $9.3 million relating to approximately 944,000 shares issued under our dividend reinvestment plan. As of December 29, 2006, approximately $1,729.4 million in shares remained available for sale pursuant to the offering, exclusive of approximately $190.7 million in shares available under our dividend reinvestment plan.

B. Potential Acquisition of Atrium on Bay

On December 22, 2006, we entered into a contract with The Atrium on Bay Inc. to acquire Atrium on Bay, a mixed-use office and retail complex located in the Downtown North submarket of the central business district of Toronto, Canada. The seller is not affiliated with us or our affiliates. Atrium on Bay is comprised of three office towers, a two-story retail mall, and a two-story parking garage, and was constructed in 1984. The buildings consist of approximately 1,080,000 square feet of rentable area and are 85% leased to a variety of office and retail tenants. The Canadian Imperial Bank of Commerce, a financial institution, leases 372,733 square feet, or approximately 35% of the rentable area, through leases that expire in 2011, 2013 and 2016. The balance of the complex is leased to 32 office tenants and 56 retail tenants, none of which leases more than 10% of the rentable area of the complex.

The contract purchase price for Atrium on Bay is expected to be approximately $252.0 million CAD (approximately $217.7 million USD as of December 22, 2006), exclusive of transaction costs, financing fees and working capital reserves. We anticipate that we will fund the acquisition using proceeds from our current public offering and borrowings under our revolving credit facility with KeyBank. In connection with the acquisition of this property, we expect to pay our Advisor approximately $1.1 million in cash acquisition fees. Likewise, the interest in the Operating Partnership represented by the Participation Interest will increase as a result of the acquisition.

We anticipate that the closing will occur on or about February 24, 2007, subject to a number of significant closing conditions. We have funded a $1 million CAD (approximately $0.9 million USD as of December 22, 2006) earnest money deposit and expect to fund an additional $9 million CAD (approximately $7.8 million USD as of December 22, 2006) on or about January 29, 2007. There can be no guarantee that this acquisition will be consummated and if we elect not to close on Atrium on Bay, we could forfeit these earnest money deposits.

C. Acquisition of the Laguna Buildings

On January 3, 2007, we acquired six office buildings located on N. E. 31st Way in Redmond, Washington (the “Laguna Buildings”). The sellers, affiliates of Hart Properties Northwest, LLC, are not affiliated with us or our affiliates.

The contract purchase price for the Laguna Buildings was approximately $118.0 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded using proceeds from our current public offering and borrowings under our revolving credit facility with KeyBank. In connection with the acquisition of this property, we expect to pay our Advisor approximately $590,000 in cash acquisition fees. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition. Hines will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the leasing, operation and management of the Laguna Buildings.

Our management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of the Laguna Buildings (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

Four of the Laguna Buildings (Buildings 1-4) were constructed in the 1960’s, while Laguna North and South were constructed in 1998 and 1999, respectively. These buildings contain approximately 465,000 square feet of rentable area that is 100% leased. Honeywell Industries, Inc., an industrial products company, leases 255,905 square feet, or approximately 55% of the buildings’ rentable area, under a lease that expires in 2012 and also leases 104,443 square feet, or approximately 23% of the buildings’ rentable area, under a lease that expires in 2009 and provides options to renew for two additional five-year terms. Microsoft Corporation leases 104,353 square feet, or approximately 22% of the buildings’ rentable area under a lease that expires in 2011. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past three years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft. (1) (2)
2003	100.0%	$13.99
2004	100.0%	$14.42
2005	100.0%	$14.74

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s cash-basis total rent revenue (excluding operating expense recoveries), by the weighted average square footage under lease during such year.

(2)	We requested the information required to calculate the weighted average occupancy and average effective annual gross rent per leased square foot of the Laguna Buildings for the most recent five years from the seller, who responded that the information required to perform these calculations for the years ended December 31, 2002 and December 31, 2001 was not within their knowledge or reasonably available to them. As such, the weighted average occupancy and average effective annual gross rent per leased square foot of the Laguna Buildings for the years ended December 31, 2002 and December 31, 2001 has been omitted as information not known or reasonably available to us.

The following table lists, on an aggregate basis, all of the scheduled lease expirations for the period from the date of acquisition (January 3, 2007) through December 31, 2007 and for each of the years ending December 31, 2008 through 2016 for the Laguna Buildings. The table shows the approximate leasable square feet represented by the applicable lease expirations:

Gross Leasable Area
	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area
2007	—	—	—
2008	—	—	—
2009	1	104,443	22.5%
2010	—	—	—
2011	1	104,353	22.4%
2012	1	255,905	55.1%
2013	—	—	—
2014	—	—	—
2015	—	—	—
2016	—	—	—